Exhibit 99.2

COMPANY ANNOUNCEMENT

TORM plc Q1 2023 results, dividend distribution, and financial outlook 2023
“During the first quarter of 2023, we saw a sustained strong product tanker market with high volatility, primarily driven by changes in the global flow of refined oil products towards longer haul trades,” says Jacob Meldgaard and continues: “In the first quarter we achieved freight rates across our fleet of USD/day 41,717 compared to USD/day 16,743 in the first quarter of 2022.”

Financial results (inside information)
For Q1 2023, TORM realized an EBITDA of USD 199m (2022, same period: USD 60m), which is a strong performance compared to the Q1 product tanker market, but is lower than expected by TORM’s analysts. The profit before tax amounted to USD 155m (2022, same period: USD 11m). The Adjusted Return on Invested Capital (RoIC) was strong reaching 29.2% (2022, same period: 4.4%).

Business highlights
As of today, TORM has taken delivery of all of the seven LR1 vessels purchased in January 2023. The three MR vessels are expected to be delivered before the end of May 2023.

As previously announced, TORM obtained commitment for refinancing of USD 433m bank and leasing agreements, thereby extending debt maturities until 2028 with a possibility to extend most of the debt expiration to 2029. Further, we have obtained commitment for financing of additional second-hand vessels for up to USD 123m with the same expiration terms. The transactions are expected to be completed before the end of Q2 2023.

Market
The product tanker market remained strong in the first quarter of 2023, although volatile. The EU ban against Russian oil products on 05 February 2023 led to a trade redirection towards longer distances, supporting ton-mile demand for product tankers. This effect has continued into Q2 2023, with a high volatility on freight rates.

Distributions
TORM’s Board of Directors has today approved an interim dividend for Q1 2023 of USD 1.46 per share, resulting in an expected total dividend payment of USD 121.1m. The payment is expected on 06 June 2023, with ex-dividend date on 22 May 2023 and record date on 23 May 2023. The distribution is in line with TORM’s Distribution Policy taking into account a cash position of USD 410.7m, Working Capital Facilities of USD 115.0m, restricted cash of USD 29.8m, earmarked proceeds of USD 23.4m and a correction for the cash position of the Marine Exhaust segment of USD 4.8m. The distribution is based on 83 owned vessels and thus a threshold level of USD 149.4m (USD 1.8m per vessel).

Financial Outlook 2023
As of 31 March 2023, 20% of the total earning days in 2023 were covered at an average rate of USD/day 42,026. As of 05 May 2023, TORM had covered 47% of the 2023 full-year earning days at USD/day 41,198. Also as of 05 May 2023, the coverage for the second quarter of 2023 was 64% at USD/day 40,086. For the individual vessel classes, the coverage was 51% at USD/day 59,197 for LR2, 62% at USD/day 45,578 for LR1, and 68% USD/day 35,804 for MR.

Our financial outlook is based on our current product tanker market expectations, but we have very low visibility on TCE rates that are not yet fixed with our customers. Hence, the market rates realized during 2023 may be significantly lower or significantly higher than our current expectations.

For the full year 2023, TCE earnings are expected to be in the range of USD 1,025 - USD 1,375m (unchanged from the outlook released on 16 March 2023), and EBITDA is expected to be in the range of USD 750 - 1,100m (unchanged from the outlook released on 16 March 2023) based on the current fleet size, including published acquisitions and divestments of vessels. We refer to the Financial Outlook 2023 in our Quarterly Report for the first Quarter 2023 and our Safe harbor statements as to the future.

Conference call and webcast
TORM’s conference call on the financial results for the first quarter of 2023 will be held at 09:00 am Eastern Time / 03:00 pm Central European Time on Thursday, 11 May 2023.

TORM’s results will be presented on both a live webcast via TORM’s website and a conference call. For participation in the call, please dial +45 3274 0710 (or +1 (646) 307 1963 for US connections) at least ten minutes prior to the start to ensure connection. The operator will guide you to the conference room.

The presentation can be downloaded from www.torm.com/investors thirty minutes prior to the event.

Contact
Jacob Meldgaard, Executive Director
Tel.: +45 3917 9200
Kim Balle, Chief Financial Officer
Tel.: +45 3917 9200
Andreas Abildgaard-Hein, IR
Tel.: +45 3917 9339

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.

Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, inflationary pressure, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, including the end of the conflict, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuildings and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 17 11 MAY 2023	PAGE 1 / 1